780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

September 18, 2008

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)

Preliminary Proxy Statement

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Wednesday, September 17, 2008 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Frontegra Funds, Inc. (the “Company”) on September 5, 2008 relating to the Frontegra Columbus Core Plus Fund, Frontegra Columbus Core Fund, Frontegra IronBridge Small Cap Fund, Frontegra IronBridge SMID Fund, Frontegra New Star International Equity Fund and Frontegra Netols Small Cap Value Fund (each a “Fund” and collectively, the “Funds”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

1.

Comment:  In paragraph three of the letter to shareholders, confirm that the investment advisory fees earned by the Adviser during the term of the Interim Agreements are being held in an escrow account.

Response:  Done.

2.

Comment:  Under “Questions and Answers,” in the third Q&A, revise the  paragraph to state that the subadvisory fee rates applicable to the Frontegra

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Ms. Patricia Williams

U.S. Securities and Exchange Commission

September 18, 2008

IronBridge Small Cap Fund and Frontegra IronBridge SMID Fund will increase under the New IronBridge Subadvisory Agreement.

Response:  Done.

3.

Comment:  Under “Background to Proposals—Termination of Prior Investment Advisory and Subadvisory Agreements,” state the actions that would occur if the New Agreements are not approved by the shareholders of the Funds.

Response:  Done.

4.

Comment:  Under “Proposal 2—Approval of the New Investment Advisory Agreement Between the Corporation and the Adviser—Summary of the New Advisory Agreement and Prior Advisory Agreement—Management Fees,” provide a cross-reference to the advisory fees paid by each Fund under the sub-section “Compensation Paid to the Adviser.”

Response:  Done.

5.

Comment:  Under “Proposal 2—Approval of the New Investment Advisory Agreement Between the Corporation and the Adviser—Board Approval and Recommendation,” provide a separate discussion regarding the approval of the New Investment Advisory Agreement with respect to each Fund.

Response:  Done.

6.

Comment:  Under “Proposal 3—Approval of the New Subadvisory Agreement Between the Adviser and Reams Asset Management Company, LLC—Compensation Paid to Reams,” discuss how recouped fees and expenses are treated by the Adviser.

Response:  As we discussed, the Adviser has not recouped any previously waived fees or reimbursed expenses with respect to the Frontegra Columbus Core Plus Fund or the Frontegra Columbus Core Fund, the Funds to which Reams provides subadvisory services.  Additionally, the Adviser has not recouped fees or expenses from the other Funds except for the Frontegra IronBridge Small Cap Fund.  As disclosed under “Proposal 2—Approval of the New Investment Advisory Agreement Between the Corporation and the Adviser—Compensation Paid to the Adviser,” for the fiscal year ended June 30, 2008, the Adviser recouped $32,371 of previously waived advisory fees from the Frontegra IronBridge Small Cap Fund.

The Adviser is entitled to recoup amounts waived or reimbursed to the extent actual fees and expenses for a fiscal period are less than each Fund’s expense limitation, provided, however, that the Adviser shall only be entitled to recoup

Ms. Patricia Williams

U.S. Securities and Exchange Commission

September 18, 2008

such amounts for a period of three years from the date such amount was waived or reimbursed.  We have added disclosure to this effect under “Proposal 2—Approval of the New Investment Advisory Agreement Between the Corporation and the Adviser—Compensation Paid to the Adviser.”

7.

Comment:  Under “Proposal 3—Approval of the New Subadvisory Agreement Between the Adviser and Reams Asset Management Company, LLC—Board Approval and Recommendation,” provide a separate discussion regarding the approval of the New Reams Subadvisory Agreement for the Frontegra Columbus Core Plus Fund and Frontegra Columbus Core Fund.

Response:  Done.  For consistency, under “Proposal 4—Approval of the New Subadvisory Agreement Between the Adviser and IronBridge Capital Management, LP—Board Approval and Recommendation,” we have also provided a separate discussion regarding the approval of the New IronBridge Subadvisory Agreement for the Frontegra IronBridge Small Cap Fund and Frontegra IronBridge SMID Fund.

8.

Comment:  Under “Proposal 4—Approval of the New Subadvisory Agreement Between the Adviser and IronBridge Capital Management, LP,” state in the opening paragraph that the subadvisory fees IronBridge is entitled to receive under the New IronBridge Subadvisory Agreement will increase.

Response:  Done.

9.

Comment:  Under “Proposal 4—Approval of the New Subadvisory Agreement Between the Adviser and IronBridge Capital Management, LP—Compensation Paid to IronBridge,” provide pro forma information with respect to the increase in subadvisory fees payable to IronBridge in accordance with Item 22(a)(3)(iv) of Schedule 14A.

Response:  As we discussed, the Adviser pays all of the subadvisory fees entitled to be received by IronBridge and the other subadvisers.  Thus, the increase in subadvisory fees payable to IronBridge does not affect shareholders of the Frontegra IronBridge Small Cap Fund and Frontegra IronBridge SMID Fund.  Accordingly, pro forma information is not required.

10.

Comment:  Under “Proposal 4—Approval of the New Subadvisory Agreement Between the Adviser and IronBridge Capital Management, LP—Compensation Paid to IronBridge,” state the subadvisory fees that IronBridge is entitled to receive if assets in the Frontegra IronBridge Small Cap Fund and Frontegra IronBridge SMID Fund fall below $200,000,000.

Response:  Done.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

September 18, 2008

11.

Comment:  Under “Proposal 4—Approval of the New Subadvisory Agreement Between the Adviser and IronBridge Capital Management, LP—Compensation Paid to IronBridge,” state the percentage of recouped fees that IronBridge would be entitled to receive with respect to the Frontegra IronBridge Small Cap Fund and Frontegra IronBridge SMID Fund.

Response:  Done.

12.

Comment:  Under “Proposal 4—Approval of the New Subadvisory Agreement Between the Adviser and IronBridge Capital Management, LP—Compensation Paid to IronBridge,” clarify that the Adviser would only be entitled to recoup fees and expenses for a period of three years from the date the fees or expenses were waived or reimbursed.  Additionally, state this fact in the New IronBridge Subadvisory Agreement.

Response:  Done.

13.

Comment:  Under “Proposal 4—Approval of the New Subadvisory Agreement Between the Adviser and IronBridge Capital Management, LP—Compensation Paid to IronBridge,” if any fees and expenses have been recouped for the fiscal year ended June 30, 2008, restate the table comparing prior and new subadvisory fees to reflect such recoupment.

Response:  Done.

*   *   *   *   *   *

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

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